File No. 70-8737


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935


                            MISSISSIPPI POWER COMPANY
                                 2992 West Beach
                           Gulfport, Mississippi 39501


               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)


                               Michael W. Southern
                     Vice President, Secretary and Treasurer
                            Mississippi Power Company
                                 2992 West Beach
                           Gulfport, Mississippi 39501


                   (Names and addresses of agents for service)

            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

                    W. L. Westbrook                   John D. McLanahan, Esq.
               Financial Vice President                Troutman Sanders LLP
                 The Southern Company               600 Peachtree Street, N.E.
               270 Peachtree Street, NW                     Suite 5200
                Atlanta, Georgia 30303              Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED

Item 1.        Description of Proposed Transactions.
Item 1 is hereby amended by adding the following thereto:
               "Mississippi requests that the commission reserve jurisdiction, pending completion of the record, over the issuance and sale, from time to time or at any time on or before December 31, 2002, of one or more series of its first mortgage bonds and one or more series of its preferred stock in an aggregate amount of up to $400,000,000 in any combination of issuance.
               Mississippi also hereby deletes all requests to deviate from the provisions of the Statement of Policy Regarding First Mortgage Bonds and all requests to deviate from the provisions of the Statement of Policy Regarding Preferred Stock."


                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:     May 11, 1998                 MISSISSIPPI POWER COMPANY



                                        By:/s/ Wayne Boston
                                               Wayne Boston
                                              Assistant Secretary